SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Third Quarter 2010 Results

• EBITDA OF NIS 641 MILLION,
AN INCREASE OF 12.5%

• FREE CASH FLOW OF NIS 487 MILLION,
AN INCREASE OF 61.8%

• DIVIDEND DECLARED FOR Q3 2010:
NIS 1.93 PER SHARE, IN TOTAL APPROX. NIS 300 MILLION

Q3 2010 Highlights (compared with Q3 2009)

•	Total Revenues: NIS 1,650 million (US$ 450 million), an increase of 4.8%
•	Service Revenues: NIS 1,447 million (US$ 395 million), an increase of 4.2%
•	Operating Profit: NIS 476 million (US$ 130 million), an increase of 18.7%
•	Net Income: NIS 309 million (US$ 84 million), an increase of 17.5%
•	EBITDA1: NIS 641 million (US$ 175 million), an increase of 12.5%
•	EBITDA Margin: 38.8% of total revenues compared with 36.2%
•	Free Cash Flow 2: NIS 487 million (US$ 133 million), an increase of 61.8%
•	Subscriber Base: 37,000 net additions in the quarter, to reach 3.133 million, including 1.491 million 3G subscribers
•	Dividend Declared: NIS 1.93 (53 US cents) per share or ADS (in total of approximately NIS 300 million or US$ 82 million) for Q3 2010

1 For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below
2 Cash flows generated from operating activities, net of cash flows used for investing activities

Rosh Ha’ayin, Israel, November 9, 2010 – Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today its results for the third quarter of 2010. Partner reported total revenues of NIS 1.650 billion (US$ 450 million) in Q3 2010, EBITDA of NIS 641 million (US$ 175 million) and net income of NIS 309 million (US$ 84 million).

Commenting on the results, Partner's CEO, Mr. Yacov Gelbard said:

"Partner continues to achieve excellent financial results. However, we are not taking our achievements for granted and that is why we took two significant steps this quarter to ensure that our profitability continues to grow in the coming years: first, by signing an agreement with Ericsson for the upgrade of our network, and second, by entering into an agreement for the purchase of 012 Smile, a leading Israeli operator of international telecommunication services, internet services and local fixed line telecommunication services.

Since Partner was founded, it has led the communications market in Israel in establishing the first GSM network in Israel as well as establishing the first third generation network that was launched in Israel. The network upgrade agreement signed with Ericsson will enable Partner to upgrade its technological abilities and to establish the first fourth generation network in Israel. The new network is intended to meet Partner's needs with respect to its cellular and fixed line networks and will bring a significant improvement and enhancement in the level of Partner's network performances and the services that Partner provides today and in the coming years.

The purchase of 012 Smile is yet another important step in Partner’s strategy to focus on its core cellular business while 012 Smile will continue to focus on its current core businesses. 012 Smile's operational and financial performances have demonstrated impressive improvements. We are convinced that this transaction will increase competition in the market for the benefit of the consumers. As a result of the purchase, Partner’s mid-term consolidated EBITDA is expected to increase annually by approximately NIS 350 million.

 In our core cellular business, we are currently formulating a strategic plan to mitigate the impact of the reduction of interconnect tariffs. The measures Partner may take include, among others: cost cutting, operational efficiency improvements and repackaging of our product offerings."

Key Financial and Operational Parameters

	Q3 2010	Q3 2009	Q3'10 vs. Q3'09
Revenues (NIS millions)	1,650	1,575	+4.8%
Operating Profit (NIS millions)	476	401	+18.7%
Net Income (NIS millions)	309	263	+17.5%
Cash flow from operating activities net of investing activities (NIS millions)	487	301	+61.8%
EBITDA (NIS millions)	641	570	+12.5%
Subscribers (end of period, in thousands)	3,133	3,008	+4.2%
Quarterly Churn Rate (%)	5.0	4.2	+0.8
Average Monthly Usage per Subscriber (minutes)	361	369	-2.2%
Average Monthly Revenue per Subscriber (NIS)	151	153	-1.3%

Financial Review

Net revenues totaled NIS 1,650 million (US$ 450 million) in Q3 2010, increasing by 4.8% compared with NIS 1,575 million in Q3 2009.

Service revenues in Q3 2010 reached NIS 1,447 million (US$ 395 million), compared with NIS 1,389 million in Q3 2009, an increase of 4.2%. The increase mainly reflected an approximate 4.2% growth in the cellular subscriber base and the growth in the use of data and content services, as well as an increase in roaming activity. The 80% increase in fixed line segment service revenues also contributed to the higher service revenues, from NIS 15 million in Q3 2009 to NIS 27 million (US$ 7 million) in Q3 2010, primarily attributable to the growth of the ISP and fixed line telephony services.

These increases occurred despite the impact of the ongoing tariff erosion due to the highly competitive cellular market and also despite the lower airtime usage resulting from the shifting of part of the Jewish holiday season from the fourth quarter in 2009 to the third quarter in 2010.

Revenues in Q3 2010 from data and content services excluding SMS totaled NIS 160 million (US$ 44 million) or 11.1% of service revenues, increasing by 25.0% compared with NIS 128 million or 9.2% of service revenues in Q3 2009. SMS service revenues reached NIS 130 million (US$ 35 million) in Q3 2010, an increase of 36.8% compared with Q3 2009, and the equivalent of 9.0% of service revenues, compared with 6.8% in Q3 2009. The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages whereby the revenues are allocated according to the quantities offered in the packages.

Gross profit from services in Q3 2010 reached NIS 589 million (US$ 161 million), increasing by 8.5% from NIS 543 million in Q3 2009. The increase resulted from the higher service revenues partially offset by an increase in the cost of service revenues. Cost of service revenues increased primarily due to higher interconnect and roaming costs, as well an increase in amortization expenses of capitalized handsets from NIS 27 million in Q3 2009 to NIS 35 million in Q3 2010.

Equipment revenues totaled NIS 203 million (US$ 55 million) in Q3 2010, increasing by 9.1% from NIS 186 million in Q3 2009. The increase resulted from an increase in the average revenue per device sold, in part attributable to an increase in the proportion of smartphones and 3G devices sold, and was despite the decrease in the total number of devices sold. As a result of the increase, there was a significant reduction in the number of devices capitalized which in turn led to a reduction in the level of equipment revenues that were capitalized from NIS 58 million in Q3 2009 to NIS 17 million in Q3 2010.

The gross profit from equipment sales that were not capitalized was NIS 66 million (US$ 18 million) in Q3 2010, increasing by 127.6% from NIS 29 million in Q3 2009. The increase was attributable to a reduction in average device subsidies, reflecting both the increase in the average revenue per device sold and a decrease in the average cost per device sold. NIS 11 million of equipment subsidies were capitalized in Q3 2010, a decrease from NIS 36 million in Q3 2009.

Gross profit reached NIS 655 million (US$ 178 million) in Q3 2010, a 14.5% increase compared with NIS 572 million in Q3 2009. Gross profit for the fixed line business segment increased significantly from a gross loss of NIS 22 million in Q3 2009 to a gross profit of NIS 2 million (US$ 0.5 million) in Q3 2010.

Selling, marketing, general and administration expenses for Q3 2010 increased marginally by 1.1% to NIS 189 million (US$ 51 million), compared to NIS 187 million in Q3 2009. The increase largely reflected increases in selling costs and salary expenses, partially offset by a reduction in bad debts and doubtful accounts expenses. The total amount of selling expenses capitalized in Q3 2010 was NIS 6 million, unchanged from Q3 2009.

Other income, net, totaled NIS 10 million (US$ 3 million) in Q3 2010, a 37.5% decrease from NIS 16 million in Q3 2009. The decrease reflected a one time provision in the amount of approximately NIS 6 million made with respect to a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against the Company.

Operating profit for Q3 2010 reached NIS 476 million (US$ 130 million), compared with NIS 401 million in Q3 2009, an increase of 18.7%. The fixed line segment contributed an operating loss of NIS 3 million (US$ 0.8 million) in Q3 2010, decreasing by 92.3% from an operating loss of NIS 39 million in Q3 2009.

EBITDA for Q3 2010 increased by 12.5% to NIS 641 million (US$ 175 million) from NIS 570 million in Q3 2009. As a percent of total revenues, EBITDA in Q3 2010 totaled 38.8%, compared with 36.2% in Q3 2009.

The fixed line segment contributed positive EBITDA for the first time in Q3 2010, of NIS 5 million (US$ 1.4 million), compared with a LBITDA3 (Loss before financial interest, taxes, depreciation, amortization and exceptional items) of NIS 32 million in Q3 2009.

3 For definition of LBITDA measure, see “Use of Non-GAAP Financial Measures” below

Financial expenses, net in Q3 2010 were NIS 62 million (US$ 17 million), a marginal increase of 1.6% from NIS 61 million in Q3 2009. This reflected an increase in interest expenses resulting from the higher debt level which was partially offset by the lower linkage expenses due to both the decrease in CPI to a level of 1.2% in Q3 2010 compared with 2.4% in Q3 2009, and the reduction in the remaining amount of CPI-linked notes.

Q3 2010 net profit totaled NIS 309 million (US$ 84 million), increasing by 17.5% from NIS 263 million in Q3 2009.

Based on the average number of shares outstanding during Q3 2010, basic earnings per share or ADS, was NIS 1.99 (54 US cents) in Q3 2010, an increase of 16.4% from NIS 1.71 in Q3 2009.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities ('"Free Cash Flow"') in Q3 2010 reached NIS 487 million (US$ 133 million), compared with NIS 301 million in Q3 2009, an increase of 61.8%. The increase reflected an increase in cash generated from operations as well as a decrease in cash flows used for investing activities.

Cash generated from operations increased by 23.1% or NIS 107 million compared with Q3 2009, largely as a result of the higher net profit.

The decrease in cash flows used for investing activities mainly reflected a reduction in investment in fixed assets which decreased by 45.5% from NIS 112 million in Q3 2009 to NIS 61 million in Q3 2010. The reduction in investment in fixed assets was principally due to the impending upgrade of the company's networks. In addition, the decrease reflected the reduction in the amount of equipment expenses, net, that were capitalized, from NIS 42 million in Q3 2009 to NIS 17 million (US$ 4.6 million) in Q3 2010.

Dividend

The Board of Directors has approved the distribution of a cash dividend (paid in NIS) for Q3 2010 in the amount of NIS 1.93 (US 53 cents) per share or ADS (a total of approximately NIS 300 million or US$ 82 million) to shareholders and ADS holders of record on December 8, 2010. The dividend is expected to be paid on December 22, 2010.

Operational Review

During Q3 2010, approximately 37,000 net new cellular subscribers joined the orange network. At quarter-end, the cellular subscriber base was approximately 3,133,000. This included approximately 2,278,000 postpaid subscribers (72.7% of the base) and 855,000 prepaid subscribers. The quarterly churn rate for Q3 2010 was 5.0% compared with 4.2% in Q3 2009, with the vast majority of the increase attributable to the higher churn of pre-paid subscribers and private post-paid subscribers with collection problems.

At quarter-end, there were approximately 1,491,000 3G subscribers. Total market share at the end of the quarter is estimated to be approximately 32%, no change from the previous quarter.

The average Minutes Of Use per subscriber ("MOU") was 361 minutes in Q3 2010, a decrease of 2.2% from 369 minutes in Q3 2009. This decrease reflects the shifting of part of the Jewish holiday season from the fourth quarter in 2009 to the third quarter in 2010, which had the effect of reducing the number of usage days by approximately 3% in Q3 2010 compared with Q3 2009. In addition, the continued growth in mobile data subscribers (data modem users) as a proportion of the subscriber base continues to reduce MOU since these subscribers do not use the voice services.

The Average Revenue Per User ("ARPU") was NIS 151 (US$ 41) in Q3 2010, compared with NIS 153 in Q3 2009, a decrease of 1.3%4. The decrease mainly reflected the ongoing airtime tariff erosion resulting from the competitive market conditions, as well as the lower usage as explained above.

4 The calculation of ARPU was modified in Q4 2009 to include revenues from sales of extended handset warranties, in line with the industry standard. This had the effect of increasing ARPU for Q3 2009 by approximately NIS 2.

Other
AGREEMENT FOR THE ACQUISITION OF 012 SMILE

On October 13, 2010, the Company entered into a share purchase agreement with Merhav-Ampal Energy Ltd. (the "Seller") and 012 Smile Telecom Ltd., an Israeli private company, wholly-owned by the Seller ("012 Smile"), according to which the Company shall acquire all of the outstanding shares of 012 Smile and shall assume certain loans from the Seller to 012 Smile for a purchase price of NIS 650 million (approximately $177 million) (the "012 Agreement"). As part of the 012 Agreement, Partner also agreed to guarantee long term bank loans of 012 Smile of approximately NIS 800 million (approximately $218 million).

The 012 Agreement includes an assignment by 012 Smile to the Seller of the right to receive payments due from a third party in the amount of NIS 42 million (approximately $11.5 million).

012 Smile is an Israeli operator of international telecommunication services and local telecommunication fixed services (including telephony services using VoB access) and is a provider of internet services.

The transaction is expected to be completed (closing date) within two to three months and is subject to customary closing conditions, including the regulatory approvals of the Israeli Ministry of Communications and the Israeli Antitrust Commissioner.

AGREEMENT FOR THE UPGRADE OF PARTNER'S EXISTING NETWORKS AND
THE DEPLOYMENT OF FOURTH GENERATION NETWORK IN ISRAEL

On October 25, 2010, the Company entered into an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of fourth generation network in Israel (the "Network Upgrade Agreement"). The Network Upgrade Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including enhancement of Partner's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by Partner is subject to the allocation of the relevant frequencies by the Ministry of Communications.

The term of the Network Upgrade Agreement will be effective from the date of signature and until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2012.

The transaction will result in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation will occur during the years 2011 and 2012. As of September 30, 2010, the fixed assets, which the Company intends to replace, minus the accumulated depreciation, are approximately US$ 40 million. The transaction will facilitate in the preplanning of the multi year budget.

The total net amount, following all discounts and settlements, some of which are conditioned, that Partner will be required to pay, in quarterly installments throughout the term of the Network Upgrade Agreement, for the capital expenditure and maintenance services is approximately US$ 100 million.

Outlook and Guidance

Commenting on the Company's results, Mr. Emanuel Avner, Partner's Chief Financial Officer said: "We are very pleased with the results of the third quarter of 2010, and in particular with the growth in service revenues including content services, despite the competitive market. The fixed line segment continues to make good progress, achieving positive EBITDA for the first time this quarter in line with our plans. Looking ahead, we reiterate our annual guidance for 2010.”

Conference Call Details

Partner will hold a conference call to discuss the Company’s third quarter results on Tuesday, November 9, 2010, at 17:00 Israel time (10AM EST). Please call the following numbers (at least 10 minutes prior to the scheduled time) in order to participate:
North America toll-free: +1.888.407.2553, International: +972.3.918.0609

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:
http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the scheduled time to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5928
North America: +1.888.295.2634

Both the replay of the call and the webcast will be available from November 09, 2010 until November 16, 2010.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2010: US $1.00 equals NIS 3.665. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:
Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:
Mr. Emanuel Avner Chief Financial Officer Tel:+972-54-7814951 Fax:+972-54-7815961 E-mail:emanuel.avner@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	483	329	132
Trade receivables	1,303	1,275	355
Other receivables	34	31	9
Inventories	115	158	31
Derivative financial instruments	10	14	3
	1,945	1,807	530

NON CURRENT ASSETS
Trade Receivables	568	474	155
Property and equipment, net	1,969	2,064	537
Licenses and other intangible assets, net	1,117	1,260	305
Deferred income taxes	*	14	*
Derivative financial instruments	-	4	-
	3,654	3,816	997

TOTAL ASSETS	5,599	5,623	1,527

 * Representing an amount less than 1 million.

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable, other liabilities and bank borrowings	1,005	752	274
Trade payables	665	777	181
Parent group - trade	35	34	10
Other payables	246	238	67
Deferred revenue	50	56	14
Dividend payable	290	-	79
Provisions	13	34	4
Derivative financial instruments	-	4	-
Income tax liability	23	20	6
	2,327	1,915	635

NON CURRENT LIABILITIES
Notes payable	1,829	1,379	499
Bank borrowings	750	300	205
Liability for employee rights upon retirement, net	47	38	13
Dismantling and restoring sites obligation	23	23	6
Other liabilities	9	6	2
	2,658	1,746	725
TOTAL LIABILITIES	4,985	3,661	1,360

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31,2009, and September 30, 2010 – 235,000,000 shares; issued and outstanding -
December 31, 2009 – 154,440,136 shares
September 30, 2010 – 154,942,745 shares	2	2	1
Capital surplus	1,091	2,483	297
Accumulated deficit	(128)	(172)	(35)
Treasury shares, at cost - December 31, 2009 and September 30, 2010 4,467,990 shares	(351)	(351)	(96)
Total Equity	614	1,962	167

TOTAL LIABILITIES AND EQUITY	5,599	5,623	1,527

* Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	4,913	4,501	1,650	1,575	1,341	450
Cost of revenues	2,973	2,773	995	1,003	812	272
Gross profit	1,940	1,728	655	572	529	178

Selling and marketing expenses	347	292	112	107	95	30
General and administrative expenses	232	222	77	80	63	21
Other income	40	55	10	16	11	3
Operating profit	1,401	1,269	476	401	382	130
Finance income	11	22	11	7	3	3
Finance expenses	147	157	73	68	40	20
Finance costs, net	136	135	62	61	37	17
Profit before income tax	1,265	1,134	414	340	345	113
Income tax expenses	326	287	105	77	89	29
Profit for the period	939	847	309	263	256	84

Earnings per share
Basic	6.07	5.51	1.99	1.71	1.65	0.54
Diluted	6.01	5.48	1.98	1.70	1.64	0.54
Weighted average number of shares outstanding (in thousands)
Basic	154,802	153,671	154,902	153,902	154,802	154,902
Diluted	156,170	154,525	155,738	154,827	156,170	155,738

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	939	847	309	263	256	84
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	-	8	-	(1)	-	-
Income taxes relating to actuarial gains (losses) on defined benefit plan	-	(2)	-	-	-	-

Other comprehensive income (losses) for the period, net of income tax	-	6	-	(1)	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	939	853	309	262	256	84

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,715	1,615	682	547	468	186
Income tax paid	(308)	(290)	(111)	(83)	(84)	(30)
Net cash provided by operating activities	1,407	1,325	571	464	384	156
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(209)	(429)	(61)	(112)	(57)	(17)
Acquisition of intangible assets	(78)	(167)	(23)	(46)	(21)	(6)
Interest received	3	-	1	*	1	*
Proceeds from derivative financial instruments, net	6	31	(1)	(5)	2	*
Net cash used in investing activities	(278)	(565)	(84)	(163)	(75)	(23)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	8	24	1	12	2	*
Dividend paid	(637)	(471)	(19)	(237)	(174)	(5)
Capital reduction	(1,400)	-			(382)
Repayment of capital lease	(2)	(6)	(1)	(1)	(1)	*
Interest paid	(60)	(68)	(3)	(22)	(16)	(1)
Current borrowing received	988	-			270
Current borrowing repaid	(988)	(20)			(270)
Proceeds from non-current bank borrowing	500	-			136
Proceeds from issuance of notes payable, net of issuance costs	990	-			270
Repayment of notes payable	(374)	(370)		(187)	(102)
Net cash used in financing activities	(975)	(911)	(22)	(435)	(267)	(6)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	154	(151)	465	(134)	42	127
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	329	184	18	167	90	5
CASH AND CASH EQUIVALENTS AT END OF PERIOD	483	33	483	33	132	132

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information
	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Cash generated from operations:
Profit for the period	939	847	309	263	256	84
Adjustments for net income for the period:
Depreciation and amortization	489	414	161	163	133	44
Amortization of deferred compensation related to employee stock option grants, net	17	15	5	5	5	1
Liability for employee rights upon retirement, net	9	1	6	1	3	2
Finance costs, net	39	74	27	49	11	7
Gain from change in fair value of derivative financial instruments	(2)	(22)	(9)	(7)	(1)	(2)
Interest paid	60	68	3	22	16	1
Interest received	(3)		(1)	*	(1)	*
Deferred income taxes	14	42	6	2	5	2
Income tax paid	308	290	111	83	84	30
Capital loss on sale of property and equipment	-	2		2	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(122)	(166)	29	(100)	(33)	8
Other	(3)	(11)	(2)	(12)	(1)	(1)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	1	(1)	13	(1)	*	4
Trade	(77)	104	(40)	82	(21)	(11)
Other	27	-	56	37	7	15
Provisions	(21)	28	7	-	(6)	2
Deferred revenue	(6)	3	1	1	(2)	*
Income tax payable	3	(51)	(12)	(16)	1	(3)
Increase in inventories	43	(22)	12	(27)	12	3
Cash generated from operations:	1,715	1,615	682	547	468	186

* Representing an amount less than 1 million

At September 30, 2010 and 2009, trade payables include NIS 144 million ($39 million) (unaudited) and NIS 165 million (unaudited) in respect of acquisition of fixed assets, respectively. These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
  (An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2010	2009	2010	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	1,407	1,325	571	464	384	156

Liability for employee rights upon retirement	(9)	(1)	(6)	(1)	(2)	(2)
Accrued interest and exchange and linkage differences on long-term liabilities	(92)	(141)	(28)	(70)	(25)	(7)
Increase (decrease) in accounts receivable:
Trade	122	166	(29)	100	33	(8)
Other, including derivative financial instruments	5	33	11	19	1	3
Decrease (increase) in accounts payable and accruals:
Trade	77	(104)	40	(82)	21	11
Shareholder – current account	(1)	1	(13)	1		(4)
Other		(26)	(65)	(32)		(18)
Income tax paid	308	290	111	83	84	30
Increase (decrease) in inventories	(43)	22	(12)	27	(12)	(3)
Increase in Assets Retirement Obligation	(1)	1
Financial Expenses	133	130	61	61	36	17
EBITDA	1,906	1,696	641	570	520	175

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2010 : US $1.00                                         equals 3.665 NIS.
** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2010 (unaudited)				Nine months ended September 30, 2009 (unaudited)
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	4,130	76	-	4,206	4,011	36	-	4,047
Inter-segment revenue - Services	14	41	(55)	-	6	22	(28)	-
Segment revenue - Equipment	688	19	-	707	442	12	-	454
Total revenues	4,832	136	(55)	4,913	4,459	70	(28)	4,501
Segment cost of revenues - Services	2,376	98	-	2,474	2,292	81	-	2,373
Inter-segment cost of revenues- Services	41	14	(55)	-	22	6	(28)	-
Segment cost of revenues - Equipment	471	28	-	499	372	28	-	400
Cost of revenues	2,888	140	(55)	2,973	2,686	115	(28)	2,773
Gross profit (loss)	1,944	(4)		1,940	1,773	(45)		1,728
Operating expenses	557	22		579	477	37		514
Other income	40	-		40	55	-		55
Operating profit (loss)	1,427	(26)		1,401	1,351	(82)		1,269
Adjustments to presentation of EBITDA
–depreciation and amortization	464	25		489	395	19		414
–other	16	-		16	13	-		13
EBITDA	1,907	(1)		1,906	1,759	(63)		1,696
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				489				414
- Finance costs, net				136				135
- Other				16				13
Profit before income tax				1,265				1,134

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2010 (unaudited)				Three months ended September 30, 2009 (unaudited)
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,420	27	-	1,447	1,374	15	-	1,389
Inter-segment revenue - Services	5	16	(21)	-	3	9	(12)	-
Segment revenue - Equipment	198	5	-	203	178	8	-	186
Total revenues	1,623	48	(21)	1,650	1,555	32	(12)	1,575
Segment cost of revenues – Services	825	33	-	858	812	34	-	846
Inter-segment cost of revenues- Services	16	5	(21)	-	9	3	(12)	-
Segment cost of revenues - Equipment	129	8	-	137	140	17	-	157
Cost of revenues	970	46	(21)	995	961	54	(12)	1,003
Gross profit (loss)	653	2		655	594	(22)		572
Operating expenses	184	5		189	170	17		187
Other income	10	-		10	16	-		16
Operating profit (loss)	479	(3)		476	440	(39)		401
Adjustments to presentation of EBITDA
–depreciation and amortization	153	8		161	156	7		163
–other	4	-		4	6	-		6
EBITDA	636	5		641	602	(32)		570
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				161				163
- Finance costs, net				62				61
- Other				4				6
Profit before income tax				414				340

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

      Dated: November 9, 2010